COLLEGE SCHOLARSHIPS

- Find Scholarships
- 24/7 Chat Support
- Virtual Learning


ONLINE SCHOLARSHIPS
College Coaching Network
INDUSTRY LEADER IN PROVIDING 24/7
SCHOLARSHIP TRAINING & SUPPORT
Scholarships
College Prep
Software
Events
Podcast
Careers


STUDENTS AREN'T RECEIVING ENOUGH GUIDANCE.

RISING COLLEGE COST

Student Loan Debt is Out of Control

500%
Rising
College Cost

Costs have skyrocketed since 1982

$5,000
Annual Family
Savings

Families' savings are not enough

$1.5T
Student Loans

Student loan debt is out of control

LACK OF GUIDANCE

Guidance Counseling is not enough

475:1
RATIO

Student to Guidance Counselor

38
MINUTES

4 Years of Guidance

$2.3
BILLION

Unclaimed Scholarships

CCN College Coaching Network

MOBILE SOLUTION


ONLINE SCHOLARSHIPS
CCN
College Coaching Network
INDUSTRY LEADER IN PROVIDING 24/7
SCHOLARSHIP TRAINING & SUPPORT
Scholarships
College Prep
Software
Events
Podcast
Careers

One-Stop-Shop

- Google Classroom Curriculum with Social Learning
- 24/7 Chat Support Services
- Deadline Reminders SMS

SOFTWARE SOLUTION


UNIVERSITY ACADEMY
6801 Holmes Road, Kansas City, MO 64131
HOME DISTRICT SCHOOLS PARENTS COMMUNITY STUDENTS EMPLOYMENT ENROLLMENT ALUMNI ATHLETICS
URBAN RANGER CORPS
Community Service
I am empowered
Collective Action Ended the Shutdown

Student Dashboard

- Virtual Student Experience
- 24/7 Chat + FaceTime Support
- Document Sharing Portal

TRACTION

15,000+ students locally
High Schools

20,000+ students locally
Corporations-Employee Benefits

2,000+ students locally
Youth Organizations



College Prep
Vimeo
College Roadmap
4/9/2018
LG

PARTNERS

GC-4 Grandview C-4 School District

AFL CIO American Federation of Labor & Congress of Industrial Organizations

Big Brothers Big Sisters

University Academy Learning to Soar

Young Achievers Science and Math Pilot School

the Y For Youth Development For Healthy Living For Social Responsibility

youth entrepreneurs®

Urban League of Greater Kansas City

Kansas City Kansas Public Schools

SallieMae Let's Make College Happen

Detroit PAL

CCNO College Coaching Network

COMPETITIVE LANDSCAPE

	PLATFORM Q EDUCATION	Career Cruising	NAVIANCE College Connection for High School Students	CCN College Coaching Network
Online Video Platform	✓	✓	✓	✓
Classroom Curriculum	✓	✓	✓	✓
Mobile App				✓
24/7 Support Staff				✓
Virtual College Fairs	✓			✓
Internships	✓			✓

MARKET OPPORTUNITY

16 Million
Potential Partners
EdTech National Market

198K
Potential Partners
EdTech/FinTech Target Market

POTENTIAL PARTNERS

38,000 High Schools
Public and Private

160,000 Corporations
100-249 Employees

37 National Youth Organizations
5,000 Students Minimum

BUSINESS MODEL

Subscription Model

Silver Plan	Gold Plan	Platinum Plan
$1500 paid annually	$2,500 paid annually	$3,500 paid annually
100 users	**250 users**	**Unlimited users**
White-labeled App	White-labeled App	White-labeled App
Digital Training Materials	Digital Training Materials	Digital Training Materials
24/7 Support Staff	24/7 Support Staff	24/7 Support Staff
Award Winning Curriculum	Award Winning Curriculum	Award Winning Curriculum

College Coaching Network

GTM STRATEGY

PARTNERSHIPS

Big Brothers Big Sisters EMPOWERING POT

American Federation of Labor & Congress of Industrial Organizations AFL CIO

GC-4 Grandview C-4 School District

University Academy Learning to Soar

Young Achievers Science and Math Pilot School

the YMCA FOR YOUTH DEVELOPMENT® FOR HEALTHY LIVING FOR SOCIAL RESPONSIBILITY

youth entrepreneurs®

Urban League of Greater Kansas City

Sales Funnel


Awareness
Interaction
Interest
Action

MARKETING

Events

Email Drip

Referrals

Direct Sales

Customer Acquisition

CAC($/customer) $913.00 **Customer Retention Rate** 94% **Customer LTV** $8,380

CCN College Coaching Network

FINANCIALS

	2019	2020	2021
CUSTOMERS			
Partners	920	4600	13,800
Student	1,380,000	6,900,000	34,500,000
Revenue			
NEW	$ 1,927,400	$ 9,637,000	$ 48,185,000
Recurring	$ 12,000	$ 1,734,660	$ 9,665,911
Expenses			
S&M	$ 466,740	$ 2,333,700	$ 11,668,500
R&D	$ 30,000	$ 90,000	$ 270,000
EBITDA	**$ 1,442,660**	**$ 8,947,960**	**$ 45,912,411**
Inflection Points	**250K Seed Round**	**9 Million+ EBITDA**	**Series A Round**

College Coaching Network

CCN TEAM

			
Claude Harris Founder and CEO	**Anthony J. Kozuch** CTO & Co-founder	**Dionne King** Advisor	**Bridget Locke** Advisor
Previous Wealth Manager	Senior Software Engineer	DMK Consults	Manager of Strategic Communications, Park University
CCN College Coaching Network	Communiqué	DMK CONSULTS LLP	PARK UNIVERSITY

USE OF FUNDS


$107K
Seed Raise

Virtual College Fair/App Integration: 50%

API Integration Guided Path, Common App, NCAA Clearinghouse core curriculum.

Infusionsoft Drip Campaign: 20%

Automating the initial sales process through video landing pages, automation and tracking

Sales and Marketing Team: 20%

Video Production: 10%

Re-branding training videos

EXIT STRATEGY

2023-24
Exit Year 3-5
Sale @ $188 Million

2020

2021

2022

$25K Digital Sandbox
20 Partners
37K Families
ARR $52K

$107K Seed Raise
920 Partners
1.3M Families
ARR $3.2M

2,500 Partners
3.8M Families
ARR $11.7M

5,000 Partners
7.2M Families
ARR $28.7M

Series A Raise
10,000 Partners
14.5M Families
ARR $62.7M 3X multiple

1-2 Years

3-5 Years

Potential Acquirers

MassMutual Financial Group

Pearson VUE Authorized Test Center

TPG Growth

Platform Q Education

Hellman & Friedman

Why College Coaching Network?

- Scholarship Guidance
- 24/7 Chat Support Services
- Virtual College Planning Community

College Coaching Network

Claude Harris, CEO

admin@collegecoachingnetwork.com